

canetic



06010356

1900, 255 – 5th Avenue SW
Calgary, Alberta T2P 3G6

January 17, 2006

By Mail

Securities and Exchange Commission
Judiciary Plaza
450- 5th Street, NW
Washington, D.C. 20549

SUPPL



SEC MAIL
RECEIVED
JAN 1 8 2006
WASH. D.C.
185

Dear Sir or Madam:

Re: Canetic Resources Trust (formerly Acclaim Energy Trust ('the Trust')
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34789

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12g of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we herewith submit, the noted documents listed on Schedule "A" hereto.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Please contact David Broshko at (403) 539-6346 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,

CANETIC RESOURCES TRUST

PROCESSED
JAN 2 3 2006
THOMSON
FINANCIAL

Catherine Harbinson,
Executive Assistant *to*
David J. Broshko, C.A.
Vice President Finance and
Chief Financial Officer

/ch

SCHEDULE A

Document	Filing Requirements [1,2]	When Due [3,4,5,6,7,8,9,10]
Acclaim Energy Trust/Canetic Resources Trust		
Press Releases (included releases listed below)	1	3

1. January 16, 2006
2. January 5, 2006
3. December 28, 2005
4. December 19, 2005
5. December 16, 2005
6. December 15, 2005

---

1. Filing is required pursuant to applicable laws, regulations and policies of Canadian securities regulatory authorities (provincial securities commissions).
2. Filing is required pursuant to the applicable requirements of the Toronto Stock Exchange.
3. Episodic Disclosure Document – Is to be filed on SEDAR if there is a material change in an issuer's business, operations or capital.



File No. 82-34789

NEWS RELEASE JANUARY16, 2006

CANETIC ANNOUNCES ADJUSTED CONVERSION PRICES OF DEBENTURES; TO RELEASE MERGER-RELATED TAX INFORMATION FOR UNITHOLDERS THIS WEEK

CALGARY, ALBERTA (CNE.UN – TSX) – Canetic Resources Trust ("Canetic") is pleased to announce the final adjusted conversion prices of the convertible debentures (the "Debentures") of Acclaim Energy Trust ("Acclaim") and StarPoint Energy Trust ("StarPoint") that were assumed by Canetic on January 5, 2006 in connection with the completion of the plan of arrangement involving Canetic, Acclaim, StarPoint and TriStar Oil & Gas Ltd. ("TriStar").

As previously disclosed, and in accordance with the indentures governing the Debentures, the conversion prices of the StarPoint 9.4% convertible unsecured subordinated debentures (the "9.4% Debentures"), StarPoint 6.5% convertible extendible unsecured subordinated debentures (the "6.5% Debentures"), Acclaim 8.0% convertible extendible unsecured subordinated debentures (the "8% Debentures") and Acclaim 11% convertible extendible unsecured subordinated debentures (the "11% Debentures"), have been adjusted based on the five day weighted average trading price of the TriStar common shares over the period from January 9 through January 13, 2006, which was approximately $9.01 per share.

As a result, effective January 16, 2006, the Debentures are convertible into Canetic trust units at the following conversion prices:

- 9.4% Debentures (CNE.DB.A) – $16.02. Each $1,000 principal amount of 9.4% Debentures is convertible into approximately 62.42 Canetic trust units;
- 6.5% Debentures (CNE.DB.B) – $18.96. Each $1,000 principal amount of 6.5% Debentures is convertible into approximately 52.74 Canetic trust units;
- 8.0% Debentures (CNE.DB.C) – $15.56. Each $1,000 principal amount of 8.0% Debentures is convertible into approximately 64.27 Canetic trust units; and
- 11% Debentures (CNE.DB.D) – $11.24. Each $1,000 principal amount of 11% Debentures is convertible into approximately 88.97 Canetic trust units.

Canetic expects to release further tax information for unitholders in connection with the plan of arrangement later this week. Unitholder questions regarding the completion of the T2057 tax forms for the Section 85 tax deferred rollover, the process to complete the forms and information regarding tax consequences including adjusted cost base information will be addressed.

Canetic Resources Trust was formed on January 5, 2006, resulting from the merger of Acclaim Energy Trust and StarPoint Energy Trust. Canetic produces approximately 75,000 boe/d, weighted 60 percent to oil and liquids and 40 per cent to natural gas. The Trust has approximately a 9 year reserve life index and is one of the largest producers of conventional oil

and gas in the Canadian royalty trust sector. For more information visit the Trust's website at: canetictrust.com or contact Canetic at 1-877-539-6300.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust, StarPoint Energy Trust, Canetic Resources Trust and TriStar Oil & Gas Ltd. and the transactions contemplated in this news release including management's assessment of future plans and operations, completion of the merger and formation of Canetic Resources Trust, reserve and production estimates, drilling inventory, and Canetic's initial distribution policy may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources; uncertainty of receiving unitholder approval for the transactions contemplated herein; failure to obtain required regulatory approvals.. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim's and/or StarPoint's operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim's website (www.acclaimtrust.com) or StarPoint's website (www.spnenergy.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of Acclaim, StarPoint, Canetic Resources Trust or TriStar Oil & Gas Ltd. undertakes any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.


ACCLAIM
Energy Trust


StarPoint
EnergyTrust


canetic

File No. 82-34789

NEWS RELEASE

JANUARY 5, 2006

ACCLAIM ENERGY TRUST, STARPOINT ENERGY TRUST, CANETIC RESOURCES TRUST AND TRISTAR OIL & GAS LTD. ANNOUNCE COMPLETION OF ARRANGEMENT

CALGARY, ALBERTA (TSX: AE.UN; SPN.UN; CNE.UN, TOG) – Acclaim Energy Trust ("Acclaim"), StarPoint Energy Trust ("StarPoint"), Canetic Resources Trust ("Canetic") and TriStar Oil & Gas Ltd. ("TriStar") are pleased to jointly announce the successful completion of the plan of arrangement that has resulted in the creation of Canetic and TriStar.

The Canetic trust units (CNE.UN), the TriStar common shares (TOG) and the TriStar warrants (TOG.W) will commence trading on the Toronto Stock Exchange ("TSX") at the open of trading on Monday, January 9, 2006. The Acclaim and StarPoint debentures will also commence trading on the TSX at the open of trading on Monday, January 9, 2006 under the symbols "CNE.DB.A", "CNE.DB.B", "CNE.DB.C" and "CNE.DB.D", respectively. The Acclaim and StarPoint trust units will be delisted from the TSX at close of trading on Friday, January 6, 2006.

The total number of outstanding Canetic trust units is approximately 200 million and the total number of TriStar common shares and arrangement warrants is approximately 22 million and 4.1 million, respectively.

As previously announced, Canetic's distribution policy will initially be set at C$0.23 per trust unit per month beginning with the January 31, 2006 record date. The ex-distribution date will be January 27, 2006 and the payment date will be February 15, 2006. This distribution increase represents an 18 percent increase to former Acclaim unitholders and a 5 percent increase to former StarPoint unitholders.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Canetic Resources Trust:
J. Paul Charron
President and Chief Executive Officer
(403) 539-6300
Or:

TriStar Oil & Gas Ltd.
Brett Herman
President and Chief Executive Officer
(403) 268-7802

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343
info@canetictrust.com
www.canetictrust.com (available following Jan 9)

ADVISORY: Certain information regarding Acclaim Energy Trust, StarPoint Energy Trust, Canetic Resources Trust and TriStar Oil & Gas Ltd. and the transactions contemplated in this news release including management's assessment of future plans and operations, completion of the merger and formation of Canetic Resources Trust, reserve and production estimates, drilling inventory, and Canetic's initial distribution policy may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources; uncertainty of receiving unitholder approval for the transactions contemplated herein; failure to obtain required regulatory approvals.. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim's and/or StarPoint's operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim's website (www.acclaimtrust.com) or StarPoint's website (www.spnenergy.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of Acclaim, StarPoint, Canetic Resources Trust or TriStar Oil & Gas Ltd. undertakes any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.


ACCLAIM
Energy Trust

File No. 82-34789

NEWS RELEASE

December 28, 2005

ACCLAIM ANNOUNCES SUSPENSION OF DRIP

CALGARY, ALBERTA (AE.UN – TSX) – Acclaim Energy Trust ("Acclaim") announces today that, in conjunction with the previously announced merger with StarPoint Energy Trust ("StarPoint") and the finalization of plans regarding the implementation of a distribution reinvestment plan by Canetic Resources Trust, the new entity to be created as a result of the merger, all future distributions by Acclaim, including the distribution announced on December 15, 2005 for holders of record on December 30, 2005, will not be eligible for reinvestment under Acclaim's Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan"). In addition, Acclaim will not be accepting optional cash payments for the purchase of additional trust units pursuant to the optional cash payment component of the Plan. If the merger with StarPoint Energy Trust is completed on January 5, 2006 as expected the Plan will be terminated on that date. Following completion of the merger, Canetic Resources Trust intends to initiate a new DRIP program, similar to the features currently offered in the Acclaim Plan.

FOR FURTHER INFORMATION PLEASE CONTACT:

Acclaim Energy Trust:
J. Paul Charron
President and Chief Executive Officer
(403) 539-6300

Or:

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343

info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust, StarPoint Energy Trust and Canetic Resources Trust ("Canetic") and the transactions contemplated in this news release including management's assessment of future plans and operations and completion of the merger, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, failure to obtain required regulatory approvals. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim's and/or StarPoint's operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim's website (www.acclaimtrust.com) or StarPoint's website (www.spnenergy.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of Acclaim or Canetic undertakes any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

File No. 82-34789


ACCLAIM
Energy Trust


StarPoint
EnergyTrust

NEWS RELEASE

December 19, 2005

ACCLAIM AND STARPOINT ANNOUNCE APPROVAL OF PLAN OF ARRANGEMENT, RESULTS OF SPECIAL MEETING AND TERMS OF DEBENTURES

CALGARY, ALBERTA (AE.UN; SPN.UN – TSX) – Acclaim Energy Trust ("Acclaim") and StarPoint Energy Trust ("StarPoint") are pleased to announce that they have received the approvals of their unitholders and exchangeable shareholders at the special meetings held on Monday, December 19, 2005 to the previously announced merger of Acclaim and StarPoint.

Approximately 41 percent of the combined issued and outstanding units and exchangeable shares of Acclaim and StarPoint were voted in person or by proxy at the meetings.

The Plan of Arrangement was approved by over 98 percent of the votes cast at each of the meetings. The Canetic unit award incentive plan, the Canetic employee unit ownership plan, the TriStar stock option plan and the private placement of TriStar common shares and performance shares were also approved.

The arrangement has also received the approval of the Court of Queen's Bench of Alberta and it is expected that the merger between Acclaim and StarPoint and the formation of TriStar Oil & Gas Ltd. will be completed on January 5, 2006. It is currently expected that the units and debentures of Acclaim and StarPoint will be delisted from the TSX on Friday, January 6, 2006 and that both Canetic Resources Trust and TriStar Oil & Gas Ltd. will begin trading on the TSX on Monday, January 9, 2006. Canetic Resources Trust and TriStar Oil & Gas Ltd. have reserved the symbols, CNE.UN for the Canetic trust units and TOG and TOG.WT for the TriStar common shares and arrangement warrants.

Holders of Acclaim and StarPoint debentures who convert their debentures prior to the closing date of the arrangement will receive the same consideration of Canetic units, TriStar common shares and warrants to be received by Acclaim and StarPoint unitholders under the arrangement based upon the number of Acclaim or StarPoint units issued upon such conversion.

Canetic Resources Trust will be assuming the listing of all outstanding Acclaim and StarPoint listed debentures after the arrangement is completed. These debentures are expected to commence trading on the TSX on or about Monday, January 9, 2006 under the symbols "CNE.DB.A", "CNE.DB.B", "CNE.DB.C" and "CNE.DB.D" respectively. After the arrangement is completed, holders of the Acclaim debentures will be entitled to receive Canetic trust units instead of Acclaim units, on the basis of 0.8333 of a Canetic trust unit in lieu of each Acclaim unit which it was previously entitled to receive on conversion and holders of the StarPoint debentures will be entitled to receive Canetic trust units instead of StarPoint units, on the basis of 1.000 Canetic trust unit in lieu of each StarPoint unit which it was previously entitled to receive on conversion. In addition, the conversion price of these debentures will change as a result of the merger and the convertible debentures will be convertible into Canetic trust units at the following conversion prices:

Acclaim Debentures:

New Conversion Price = Current Conversion Price x

$$\frac{\text{(the total number of Acclaim Units outstanding on the closing date multiplied by the Current Market Price per Acclaim Unit) – (fair market value of TriStar Common Shares and TriStar Arrangement Warrants distributed)}}{\text{the total number of Acclaim Units outstanding on the closing date multiplied by the Current Market Price per Acclaim Unit}}$$

The conversion price arrived at above will then be further adjusted to give effect to the exchange ratio under the Arrangement by dividing that conversion price by 0.8333.

StarPoint Debentures:

New Conversion Price = Current Conversion Price x

$$\frac{\text{(the total number of StarPoint Units outstanding on the closing date multiplied by the Current Market Price per StarPoint Unit) – (fair market value of TriStar Common Shares and TriStar Arrangement Warrants distributed)}}{\text{the total number of StarPoint Units outstanding on the closing date multiplied by the Current Market Price per StarPoint Unit}}$$

For purposes of calculating the conversion price adjustments, the "Current Market Price" means the weighted average price per Acclaim unit or StarPoint unit, as the case may be, for 20 consecutive trading days ending on the fifth trading day preceding the closing date of the Arrangement on the TSX.

In addition, and subject to the approval of the trustee under the applicable debenture indenture, the boards of directors of Acclaim and StarPoint have determined that in accordance with the terms of the debentures that the "fair market value of the TriStar Common Shares and TriStar Arrangement Warrants distributed" will be equal to $2.75 until the close of business on the fifth trading day of the TriStar Common Shares on the TSX and thereafter it will be equal to the weighted average price per TriStar Common Share for that first 5-day trading period.

FOR FURTHER INFORMATION PLEASE CONTACT:

Acclaim:
J. Paul Charron
President and Chief Executive Officer
(403) 539-6300

Or:

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343

info@acclaimtrust.com
www.acclaimtrust.com

StarPoint:
Paul Colborne
President and Chief Executive Officer
(403) 268-7800

Brett Herman
Vice President, Finance and CFO
(403) 268-7800

info@spnenergy.com
www.spnenergy.com

ADVISORY: Certain information regarding Acclaim Energy Trust, StarPoint Energy Trust, Canetic Resources Trust ("Canetic") and TriStar Oil & Gas ("TriStar") and the transactions contemplated in this news release including management's assessment of future plans and operations, completion of the merger and formation of TriStar, and the

listing of the securities of the Canetic and TriStar on stock exchanges, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources; uncertainty of receiving unitholder approval for the transactions contemplated herein; failure to obtain required regulatory approvals; including stock exchange listing approvals. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim's and/or StarPoint's operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim's website (www.acclaimtrust.com) or StarPoint's website (www.spnenergy.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of Acclaim, StarPoint, Canetic or TriStar undertakes any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.

File No. 82-34789


ACCLAIM
Energy Trust


StarPoint
EnergyTrust

NEWS RELEASE

December 16, 2005

ACCLAIM AND STARPOINT TO HOST UPCOMING UNITHOLDER MEETINGS AND WEBCAST PRESENTATION

CALGARY, ALBERTA (AE.UN; SPN.UN – TSX) – Acclaim Energy Trust ("Acclaim") and StarPoint Energy Trust ("StarPoint") announced today that it will webcast a portion of both special meetings on Monday, December 19, 2005 at the Metropolitan Convention Centre, 333 Fourth Avenue S.W., Calgary, Alberta. The business portion of the special meeting for holders of Acclaim Energy Trust Units is scheduled to begin at 9:00 a.m. (MT). The business portion of the special meeting for holders of StarPoint Energy Trust Units is scheduled to begin at 10:00 a.m. (MT). At approximately 10:15 a.m. Mr. Paul Charron, President and CEO of Acclaim Energy Trust (who will serve as President and CEO of Canetic Resources Trust) will present his remarks on Canetic Resources Trust, followed by TriStar remarks made by Mr. Brett Herman, Vice President and CFO of StarPoint (who will serve as President and COO of TriStar Oil and Gas) at approximately 10:30 a.m. (MT).

To listen to the webcast please visit either the Acclaim website at www.acclaimtrust.com or the Starpoint website at www.spnenergy.com. Please access one of the sites at least 10 minutes prior to the scheduled start time of the presentation. Please note that the exact start time, estimated at 10:15 a.m. (MT) may be later depending upon the conclusion of the business portion of the special meeting.

The Arrangement will result in the creation of Canetic Resources Trust, a new oil and natural gas energy trust which is expected to be one of the largest conventional oil and natural gas trusts in North America, and TriStar Oil & Gas Ltd., a new public growth oriented junior exploration company which will own certain of Acclaim's and StarPoint's oil and natural gas assets and undeveloped lands. Pursuant to the Arrangement, holders ("Acclaim Unitholders") of trust units ("Acclaim Units") of Acclaim will receive for each Acclaim Unit, 0.8333 of a trust unit ("Canetic Unit") of Canetic Trust and holders ("StarPoint Unitholders") of trust units ("StarPoint Units") of StarPoint will receive for each StarPoint Unit, 1.0000 of a Canetic Unit. Holders of Acclaim Units and StarPoint Units will also receive, as a separate distribution, common shares ("TriStar Common Shares") of TriStar on the basis of 0.0833 of a TriStar Common Share for each Acclaim Unit and 0.1000 of a TriStar Common Share for each StarPoint Unit. In addition, under the Arrangement, each holder of Acclaim Units will receive 0.0175 of a warrant ("TriStar Arrangement Warrant") of TriStar for each Acclaim Unit held and each holder of StarPoint Units will receive 0.0210 of a TriStar Arrangement Warrant for each StarPoint Unit held. Each full TriStar Arrangement Warrant will be exercisable for a period of 30 days following completion of the Arrangement into one TriStar Common Share at an exercise price of $2.75 per share.

FOR FURTHER INFORMATION PLEASE CONTACT:

Acclaim:
J. Paul Charron
President and Chief Executive Officer
(403) 539-6300

Or:

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343

info@acclaimtrust.com
www.acclaimtrust.com

StarPoint:
Paul Colborne
President and Chief Executive Officer
(403) 268-7800

Brett Herman
Vice President, Finance and CFO
(403) 268-7800

info@spnenergy.com
www.spnenergy.com

ADVISORY: Certain information regarding Acclaim Energy Trust, StarPoint Energy Trust, Canetic Resources Trust ("Canetic") and TriStar Oil & Gas ("TriStar") and the transactions contemplated in this news release including management's assessment of future plans and operations, completion of the merger and formation of TriStar, and the listing of the securities of the Canetic and TriStar on stock exchanges, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources; uncertainty of receiving unitholder approval for the transactions contemplated herein; failure to obtain required regulatory approvals; including stock exchange listing approvals. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim's and/or StarPoint's operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim's website (www.acclaimtrust.com) or StarPoint's website (www.spnenergy.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of Acclaim, StarPoint, Canetic or TriStar undertakes any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.

This news release contains the terms "cash flow" and "netbacks" which are non-GAAP terms. Acclaim and StarPoint use these measures to help evaluate their respective performance. Acclaim and StarPoint consider netbacks a key measure as it demonstrates profitability relative to current commodity prices. Netbacks are defined on a unit of production basis as the average sales price less royalties, transportation and operating costs. Acclaim and StarPoint consider cash flow a key measure as it demonstrates the entity's ability to pay distributions, to generate funds necessary to repay debt and to fund future growth through capital investment. Cash flow should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of the entity's performance. References to cash flow are defined as net earnings plus non-cash expense.


ACCLAIM
Energy Trust

File No. 82-34789

NEWS RELEASE

December 15, 2005

ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on January 13, 2006 to unitholders of record on December 30, 2005. The trust units of Acclaim will commence trading on an ex-distribution basis on December 28, 2005.

The Trust's trailing twelve months of cash distributions total C$1.95 per Trust unit; provide a twelve-month return of approximately 10.0 percent, based on a December 14 closing price of $19.11 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 39 consecutive monthly payments at this level.

On September 19 Acclaim and StarPoint announced a strategic merger to form one of Canada's largest and highest quality oil and gas trusts. The new Trust, Canetic Resources will have a RLI of approximately 9 years, P+P reserves in excess of 230 million boe. Production of 75,000 boe/d is weighted 65% primarily to light oil and 35% natural gas. Canetic Resources has announced its intention to increase distributions, following closing of the transaction to CDN $0.23/unit which represents an increase of 18% to Acclaim unitholders and 5% to StarPoint unitholders. The meeting to approve the transaction will be held on December 19 with expected closing on January 5, 2006. Following closing, it is the intention of Canetic Resources to apply to list its units on the New York Stock Exchange. For further information on Acclaim Energy Trust please visit www.acclaimtrust.com.

\- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.